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                          SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C.

                                       FORM U-1

                                     APPLICATION

                                      UNDER THE

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                                      BEC ENERGY
                                BOSTON EDISON COMPANY
                                 800 Boylston Street
                             Boston, Massachusetts  02199
               (Name of company or companies filing this statement and
                       address of principal executive offices)




                                      BEC ENERGY
                                BOSTON EDISON COMPANY
                           c/o Theodora S. Convisser, Esq.
                                BOSTON EDISON COMPANY
                                 800 Boylston Street
                             Boston, Massachusetts  02199
                              Telephone:  (617) 424-2000
                     (Names and addresses of agents for service)

                                      Copies to:

                                 David A. Fine, Esq.
                                     Ropes & Gray
                               One International Place
                             Boston, Massachusetts  02110
                              Telephone:  (617) 951-7000




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Item 1.  Description of Proposed Transaction.

          Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act"), BEC Energy, a Massachusetts business trust ("Holding Company"), hereby applies for the approval of the Securities and Exchange Commission (the "Commission") to form a holding company structure for Boston Edison Company ("Boston Edison"), through an Agreement and Plan of Merger (the "Merger Agreement") among Boston Edison, Holding Company, a Massachusetts business trust formed by Boston Edison, and Boston Edison Mergeco Electric Company, Inc., a Massachusetts electric company ("Merger Sub") formed by Holding Company. In addition, Holding Company hereby applies pursuant to Section 3(a)(1) of the 1935 Act for an order exempting Holding Company, and each of its subsidiary companies as such, from all provisions of the 1935 Act (except for Section 9(a)(2) thereof); and Boston Edison hereby applies, pursuant to Section 3(a)(1) of the 1935 Act, for an order exempting Boston Edison, and each of its subsidiary companies as such, from all provisions of the 1935 Act (except for Section 9(a)(2) thereof).

A.   Parties

          Boston Edison is an "electric utility company" as defined under
Section 2(a)(3) of the 1935 Act. Boston Edison, with its wholly-owned utility subsidiary, Harbor Electric Energy Company ("HEEC"), is currently engaged principally in the generation, purchase, transmission, distribution and sale of electric energy. Boston Edison provides electricity at

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retail to an area of 590 square miles, including the City of Boston and 39 surrounding cities and towns. In 1996, Boston Edison served an average of 657,487 customers. Boston Edison also supplies electricity at wholesale for resale to other electric utilities and municipal electric departments. In providing this service, Boston Edison is subject to regulation by the Massachusetts Department of Public Utilities ("the Massachusetts DPU") under Chapter 164 of the Massachusetts General Laws.

          By virtue of its ownership of HEEC, Boston Edison is a "holding company" for the purposes of the 1935 Act. However, pursuant to Section 3(a)(1) of the 1935 Act and Rule 2 thereunder, Boston Edison is not regulated as a "holding company" and is exempt from all of the 1935 Act's provisions, except Section 9(a)(2).

          Through its wholly owned subsidiary, Boston Energy Technology Group ("BETG"), and BETG's subsidiaries, Boston Edison is also engaged in certain non-utility businesses. These include Boston Edison Services, Inc., EnergyVision, LLC, BecoCom, Inc., RCN/BETG LLC, Northwind Boston, LLC, Coneco Corporation, Coneco Financial Corporation, TravElectric Services Corp., and Rez-Tek International Corp. The operations of Boston Edison's subsidiaries that are not "public utility companies" contributed a net loss of approximately $600,000 (or less than 1%) to Boston Edison's aggregate after-tax net income in fiscal year 1996.

          Boston Edison's current corporate structure is as follows:

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                           CURRENT CORPORATE STRUCTURE

          [Graph omitted from electronic filing.] The omitted graph represents a tree diagram of the current corporate structure, with Boston Edison Company as the parent of the following companies: (i) Harbor Electric Energy Company, and (ii) Boston Energy Technology Group (including Boston Edison Services, Inc., EnergyVision, LLC, BecoCom, Inc., RCN/BETG LLC, Northwind Boston, LLC, Coneco Corporation, Coneco Financial Corporation, TravElectric Services Corp., and Rez-Tek International Corp.).

          Holding Company and Merger-Sub were organized in Massachusetts on March 6, 1997 and March 7, 1997, respectively, for the purpose of carrying out the proposed transactions described in this application. Holding Company is a direct, wholly-owned subsidiary of Boston Edison, and Merger-Sub is a direct, wholly-owned subsidiary of Holding Company. Neither Holding Company nor Merger-Sub owns any utility assets or currently is a "holding company" for the purposes of the 1935 Act.

B.   The Proposed Restructuring

          Boston Edison proposes to form a holding company structure pursuant to an Agreement and Plan of Merger to be entered into among Boston Edison, Holding Company and

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Merger-Sub (the "Plan of Merger"), a copy of which is filed as Exhibit B-1 hereto. Under the terms of the Plan of Merger, Merger-Sub would be merged (the "Merger") with and into Boston Edison, and each outstanding share of common stock of Merger-Sub would be converted into one share of common stock, $1.00 par value per share, of Boston Edison (collectively, the "Boston Edison Stock"). In addition, pursuant to the Merger, each outstanding share of Boston Edison Stock would be converted into one Common Share, $1.00 par value per share, of Holding Company. Upon consummation of the Merger, each person that would own Boston Edison Stock immediately prior to the Merger would own a corresponding number of the outstanding shares of common stock of Holding Company, and Holding Company would own all of the outstanding Boston Edison Stock.

          Subsequent to the Merger, Boston Edison would transfer to Holding Company, by stock dividend or otherwise, the common stock of BETG. After the Restructuring, Holding Company will engage in non-utility business activities through BETG and its subsidiaries. The corporate structure, immediately after the consummation of all of the above transactions (such transactions, including the Merger, collectively, the "Restructuring"), would be as follows:

                       PROPOSED HOLDING COMPANY STRUCTURE

          [Graph omitted from electronic filing.] The omitted graph represents a tree diagram of the post-merger corporate structure, with BEC Energy as the parent of the following companies: (i) Boston Edison Company, and (ii) Boston Energy Technology Group (including

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Boston Edison Services, Inc., EnergyVision, LLC, BecoCom, Inc., RCN/BETG LLC,
Northwind Boston, LLC, Coneco Corporation, Coneco Financial Corporation, TravElectric Services Corp., and Rez-Tek International Corp.). Harbor Electric Energy Company remains a subsidiary of Boston Edison Company.

          Prior to the Restructuring, Holding Company would apply to have its common stock listed on the New York Stock Exchange, Inc. (the "NYSE") and the Boston Stock Exchange ("BoSE"). It is anticipated that the common shares of Holding Company would be listed and traded on such stock exchanges upon consummation of the Restructuring, whereupon Holding Company would be required to file reports with the Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Boston Edison Stock would cease to be listed on the NYSE and BoSE following the Restructuring.

          The consummation of the Merger pursuant to the Plan of Merger is subject to various conditions. These conditions include "all of the regulatory approvals and exemptions necessary, appropriate or desirable to be obtained prior to effectuating the Merger and the Restructuring," which include: (i) the approval of the Commission under Section 9(a)(2) of the 1935 Act, (ii) the granting by the Commission of exemptions under Section 3(a)(1) of the 1935 Act as requested in this application, (iii) the approval of the Federal Energy Regulatory Commission (the "FERC"), (iv) the approval of the Nuclear Regulatory Commission (the "NRC") and (v) the approval of the Massachusetts DPU. The Plan of Merger was approved

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by the affirmative vote of a majority of the outstanding shares of Boston
Edison Stock at Boston Edison's annual meeting of shareholders held May 15, 1997.

          Holding Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended which includes a Prospectus/Proxy Statement, which is being filed for the purpose of (i) registering the Common Shares of Holding Company to be issued in exchange for the Boston Edison Stock pursuant to the Merger and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of Boston Edison's common shareholders. A copy of the Registration Statement, including the Prospectus/Proxy Statement, is filed herewith as Exhibit C-1.

C.   Purpose and Anticipated Effects of the Restructuring

          1.   Purpose

    The principal purpose of the Restructuring is to provide increased financial, managerial and organizational flexibility in order to better operate in the changing electric utility industry. The holding company structure will permit Holdco to take advantage of non-utility business opportunities in a more timely manner. In addition, the holding company's structure will clearly separate Holdco's regulated and non-utility lines of business. Boston Edison has identified the need to increase its long-term growth potential through investment in related

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non-utility new businesses.  The holding company structure is a well-established form of organization for companies conducting multiple lines of business, particularly entities engaged in both regulated and unregulated activities. After extensive investigation and analysis, Boston Edison has determined that the holding company structure offers the best means of positioning the organization for future changes and opportunities and will enable the organization to take advantage of emerging business opportunities to the benefit of both shareholders and customers.

          2.   Anticipated Effects

          The Restructuring would have no effect, adverse or otherwise, upon the electric utility operations of Boston Edison. The Restructuring would cause no real change in ownership or management of Boston Edison and would not result in a transfer or acquisition of any utility asset. Moreover, Boston Edison's electric utility business is expected to constitute the predominant part of Holding Company's earning power for the immediately foreseeable future.

          Even though its utility operations would not be affected, a number of benefits would accrue to Boston Edison and its customers and shareholders as a result of the Restructuring. Boston Edison's adoption of a holding company corporate structure would: (i) allow Boston Edison's affiliates to more easily participate in non-utility businesses and to compete with non-regulated companies in providing energy-related services; (ii) permit the use of financing techniques that are more directly suited to the particular requirements, characteristics and risks

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of unregulated operations without affecting the capital structure or creditworthiness of Boston Edison; (iii) increase financial flexibility by allowing the design and implementation of capitalization ratios appropriate for the capital and business requirements of each subsidiary; (iv) allow for separation of the operations of regulated and unregulated businesses, providing a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from unregulated to regulated lines of business; and (v) provide legal protection against the imposition of liability on the regulated utility for the results of unregulated business activities.

          Because of these benefits, the holding company structure is a highly desirable form of conducting regulated and unregulated businesses within the same corporate group. In addition, a holding company structure is preferred by the investment community because it is easier to analyze and value the individual lines of business of an organization with such a structure.

          The Restructuring would have no material effect on the rights of holders of Boston Edison Stock. Each class of preferred stock of Boston Edison (collectively, the "Boston Edison Preferred Stock") and all indebtedness of Boston Edison will remain securities and obligations of Boston Edison following the Restructuring. Consequently, the holders of Boston Edison's debt securities and the Boston Edison Preferred Stock would not be affected by the Restructuring.

D.   Additional Information

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          No associate company or affiliate of Holding Company or Boston
Edison, or any affiliate of any associate company of Holding Company or Boston Edison, has any direct or indirect material interest in the proposed transaction except as stated herein.

          For further information, reference is made to the financial statements and other information in Exhibits G-1 through G-4 hereto.

Item 2.  Fees, Commissions and Expenses.

    The fees, commissions and expenses to be paid or incurred by Holding Company and Boston Edison in connection with the Restructuring are estimated as follows:

Commission filing fee for the application on Form U-1 (actual) . . .$  2,000.00

Commission filing fee for the Registration Statement on Form S-4
    (actual). . . . . . . . . . . . . . . . . . . . . . . . . . .  $387,752.00

New York Stock Exchange Listing Fee (estimated). . . . . . . . . .  $  5,300.00

Boston Stock Exchange Listing Fee (estimated). . . . . . . . . . . .  $5,000.00

Auditors Fee (estimated). . . . . . . . . . . . . . . . . . . . . . .$10,000.00

Legal Fees (estimated). . . . . . . .. . . . . . . . . . . . . . .  $375,000.00

Printing (estimated). . . . . . . . . . . .. . . . . . . . . . . .  $ 30,000.00

Stock Certificates (estimated). . . . . . . . . . . . .. . . . . .  $ 35,000.00

Miscellaneous (estimated). . . . . . . . . . . . . . . . . .. . . . $149,948.00

                             Total                                $1,000,000.00


Item 3.  Applicable Statutory Provisions.




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          Sections 9(a)(2) and 10 of the 1935 Act are applicable to the
Restructuring. The Restructuring would result in Holding Company's owning, directly or indirectly, all of the outstanding voting securities of two "public utility companies", Boston Edison and HEEC; and Section 9(a)(2) of the 1935 Act requires Commission approval before any person may acquire, directly or indirectly, more than 5% of the outstanding voting securities of more than one "public utility company". The standards for approval of a transaction under Section 9(a)(2) of the 1935 Act are set forth in Section 10(b) and (c) of the 1935 Act.

          Section 3(a)(1) of the 1935 Act is also applicable. Upon effectuation of the Restructuring, Holding Company would become a "holding company" for purposes of the 1935 Act because of its direct ownership of all of the voting securities of Boston Edison and HEEC, respectively, both of which are "public utility companies" under the 1935 Act. In addition, Boston Edison would continue to be a "holding company" because of its continued ownership of all of HEEC's voting securities. Consequently, in order to avoid registered holding company status under the 1935 Act, in this application each of Holding Company and Boston Edison have requested that the Commission, by order, grant it an exemption pursuant to Section 3(a)(1) of the 1935 Act.

          For the reasons explained below, the Commission should grant approval of the Restructuring pursuant to Section 9(a)(2) of the 1935 Act based upon the transaction's compliance with the applicable standards of
Section 10(b) and (c) thereunder. In addition, for the reasons described below, the Commission should by order grant Holding Company and

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Boston Edison an exemption pursuant to Section 3(a)(1) of the 1935 Act from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof).

A.   Approval of the Restructuring under Section 9(a)(2)

          As noted above, the standards to obtain approval under Section 9(a)(2) of the 1935 Act are contained at Section 10(b) and (c) thereunder. For the reasons explained below, the Restructuring should be found to meet these standards.

          1. Section 10(b)

          Section 10(b) of the 1935 Act requires the Commission to approve the Restructuring pursuant to Section 9(a)(2) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation

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to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding- company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

Boston Edison and Holding Company respectfully submit that no adverse finding should be made under any of these paragraphs.

          a.   Detrimental "Interlocking Relations" or "Concentration of
Control"

          The Restructuring merely involves the formation of a holding company over Boston Edison and its subsidiaries. No "public utility company" other than Boston Edison and HEEC would be involved in the Restructuring. In addition, both Boston Edison and HEEC would continue their utility operations in essentially the same manner as prior to the Restructuring. Consequently, the Restructuring should not, within the meaning of Section 10(b)(1), be deemed to "tend towards interlocking relations . . . of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers".

          For the same reasons, the Restructuring should not, within the meaning of Section 10(b)(1), be deemed to tend toward any "concentration of control of public-utility companies"

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that might be detrimental to the public interest, consumers, or investors.
The Restructuring would not involve the acquisition of any utility assets not already owned, directly or indirectly, by Boston Edison and "will therefore have no effect on the concentration of control of public utility companies." Wisconsin Energy Corp., Holding Co. Act Release No. 35-24267, 37 SEC Docket 296, 300 (Dec. 18, 1986).

          b.   Fairness of Consideration and Fees

          Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. As discussed above, the Restructuring would involve the merger of Boston Edison with a subsidiary of the newly formed Holding Company, the result of which would effectively convert each share of Boston Edison Stock into one Common Share of the Holding Company. Because the proportion of each shareholder's ownership will be unchanged, the consideration is fair and reasonable. See Wisconsin Energy Corp., 37 SEC Docket at 300.

          The fees and expenses to be paid in connection with the Restructuring are reasonable and customary for a transaction of this kind and are not material when measured against Boston Edison's consolidated book value or the earning capacity of its assets. The standards of Section 10(b)(2) are thus satisfied.

                c.   Complication of Capital Structure

          Section 10(b)(3) of the 1935 Act requires the Commission to determine if the transaction will unduly complicate the capital structure of the holding company, or will be detrimental to the public, investors or consumers. No such effect would result from the Restructuring.

          The Restructuring would not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the holding company system to be established. Pursuant to the Restructuring, Holding Company would acquire all of the common stock of Boston Edison. No minority common stock interest in Boston Edison would remain, and the existing debt and senior equity securities of Boston Edison would be unaffected. Moreover, control of the system would remain in the hands of the existing holders of Boston Edison Stock, who would become the common shareholders of Holding Company. Consequently, as the Commission has found in similar circumstances, the Restructuring would not result in any complexity of capital structure contrary to Section 10(b)(3). See, e.g., CIPSCO, Inc., Holding Co. Act Release No. 35-25152, 47 SEC Docket 174, 178 (Sept. 18, 1990); Wisconsin Energy Corp., 37 SEC Docket at 300.

          2. Section 10(c)

          The relevant provisions of Section 10(c) of the 1935 Act state that the Commission shall not approve:

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          (1)  an acquisition of securities or utility assets, or of any other interest, which is . . . detrimental to the carrying out of the provisions of Section 11; or

          (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

Boston Edison and Holding Company respectfully submit that an adverse decision should not be made under either of these paragraphs.

          a.   Significant Benefits

          Section 10(c)(1) prohibits an acquisition of securities which is "detrimental to the carrying out of the provisions of Section 11." For the purposes of the Commission's review of a proposed holding company formation, the relevant provision of Section 11 is Section 11(b)(2), which requires the Commission to find that "the corporate structure . . . of any company in the holding-company system does not unduly or unnecessarily complicate the structure . . . of such holding-company system." The Commission has construed this requirement, in the context of the formation of a new holding company over an existing public utility, to mean that "the structural change must result in significant benefits to the holding company system." CIPSCO Inc., 47 SEC Docket at 178.

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          As discussed above in paragraph C.2. of Item 1, the holding company structure resulting from the proposed reorganization would yield significant benefits. In short, it would among other things: (i) facilitate the enterprise's participation in unregulated businesses; (ii) better insulate Boston Edison's utility ratepayers from the risks and costs associated with business activities of unregulated subsidiaries; (iii) enhance managerial accountability for separate business activities; and (iv) permit the use of financing techniques that are more directly suited to the particular requirements, characteristics and risks of unregulated and non-utility operations without affecting the capital structure or creditworthiness of Boston Edison. In cases involving similar corporate reorganizations, the Commission has held that the existence of these kinds of potential benefits satisfies the statutory standard of Section 10(c)(1). See, e.g., PP&L Resources, Inc., Holding Co. Act Release No. 35-26248, 58 SEC Docket 2634 (Mar. 10, 1995); WPS Resources Corp., Holding Co. Act Release No. 35-26101,
57 SEC Docket 940 (Aug. 10, 1994); Unicom Corporation, Holding Co. Act
Release No. 35-26090, 57 SEC Docket 660 (July 22, 1994); KU Energy Corp., Holding Co. Act Release No. 35-25409, 50 SEC Docket 294 (Nov. 13, 1991); CIPSCO, Inc., 47 SEC Docket 174; WPL Holdings, Inc., Holding Co. Act Release No. 35-25377, 49 SEC Docket 1255 (Sept. 18, 1991); Wisconsin Energy Corp., 37 SEC Docket 296.

          b.   Economies and Efficiencies of an Integrated System

          Section 10(c)(2) of the 1935 Act requires that a transaction serve the public interest by tending towards the economical and efficient development of an integrated public utility system. As explained below, the Restructuring would result in the economical and efficient development of Boston Edison's existing integrated system.

                    (1)  Economies and Efficiencies

          In addition to the benefits referred to above in paragraph A.2.a. of this Item, a number of economies and efficiencies would result from the holding company structure. As the Commission has found in analogous cases, a holding company structure permits adjustments of a utility's capital ratios to appropriate levels through dividends to, or equity investments from, the holding company. See, e.g., WPL Holdings, Inc., 49 SEC Docket at 1257. This ability to adjust the components of Boston Edison's capital structure would also increase general financial flexibility, allowing Boston Edison to take advantage of more attractive financing opportunities that might not otherwise be available. See CIPSCO Inc., 47 SEC Docket at 179.

           The flexibility associated with a balanced capital structure permits the issuance of various types of securities under any conditions and thus increases the potential for cost reduction. As the Commission has noted in similar circumstances, "(l)ower-cost financing can enhance efficient utility operations and benefit ratepayers and senior security holders." KU Energy Corp., 50 SEC Docket at 296.

          The Restructuring should also help to broaden the holding company system's financial base and its investment appeal by reducing the system's dependence on its utility operations.

This diversity should also increase financing alternatives and efficiencies, since financing may be tailored to the specific needs and circumstances of the individual utility and non-utility businesses.

          The holding company structure would also tend to insulate Boston Edison's customers and Boston Edison's security holders from the risks of unregulated businesses by allowing the enterprise to pursue such businesses through newly created subsidiaries of Holding Company. This reduced risk exposure should enable Boston Edison to raise new preferred and debt capital at a lower cost than might be possible if unregulated businesses were direct subsidiaries of Boston Edison. As the Commission has stated in similar circumstances, "(t)he insulation of the utility businesses . . . from any risks of diversification and the resulting lower costs should tend toward more efficient and economical operation of the utility businesses . . . ."
CIPSCO, Inc., 47 SEC Docket at 180.

          The Commission has noted in analogous cases that these kinds of financial and organizational advantages satisfy Section 10(c)(2). See KU Energy Corporation, 50 SEC Docket at 297; CIPSCO, Inc., 47 SEC Docket at 180; WPL Holdings, Inc., 49 SEC Docket at 1258. Moreover, a Commission finding of "efficiencies and economies" may be based "on the potential for economies presented by the acquisition even where these are not precisely quantifiable." In the Matter of American Elec. Power Co., Holding Company Act Release No. 35-20633, [1978 Transfer Binder] Fed. Sec. L. Rep. (CCH) Para. 81, 647, at 80, 608 (July 21, 1978). In this case, the Restructuring promises to provide significant financial and organizational advantages, and the resulting substantial potential economies and efficiencies should be found to meet the standard of Section 10(c)(2).

         (2)   Integrated Public Utility System

          The Commission has held that the economical and efficient development of an existing integrated system satisfies the requirements of
Section 10(c)(2) of the 1935 Act. See WPL Holdings, Inc., 49 SEC Docket at 1257. The electric utility system of Boston Edison is presently "integrated" within the meaning of Section 2(a)(29) of the 1935 Act and would remain so after the Restructuring. Consequently, no adverse finding under Section 10(c)(2) should be made.

          3.   Section 10(f)

          Section 10(f) provides that:

         The Commission shall not approve any acquisition . . . under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11. . . .

          The Restructuring is conditioned on full compliance with the laws
of Massachusetts.   Boston Edison will file an application with the
Massachusetts DPU. A copy of the filing and a copy of the Massachusetts DPU's determination will be filed as exhibits by amendment hereto. Finally, the Restructuring will be consummated in compliance with all other applicable Massachusetts laws.

B.   The Exemption under Sections 3(a)(1)

          Following the Restructuring, neither Holding Company nor Boston Edison intends to register as a holding company under the 1935 Act. As demonstrated below, each of Holding Company and Boston Edison respectfully submits that it should be granted, by Commission order, an exemption under
Section 3(a)(1) of the 1935 Act.

          1.   Section 3(a)(1): Holding Company's Exemption

          Section 3(a)(1) of the 1935 Act makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company" if:

         such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

Each of Holding Company and Boston Edison believes that, following the Restructuring, Holding Company would satisfy such requirements. Both Holding Company and Boston Edison would be organized and carry on their business in the state of Massachusetts.

          Section 3(a) of the 1935 Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing whether a proposed exemption is "detrimental", the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate. See, e.g., KU Energy Corp., 50 SEC Docket at 299-300; CIPSCO Inc., 47 SEC Docket at 180-81.

          The Commission should here find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would occur as a result of the Restructuring. As discussed above, the Restructuring will be submitted for approval to the Massachusetts DPU, which will review the Restructuring pursuant to its jurisdiction under Massachusetts law; and the Commission has relied upon the public policy decisions of state public utility commissions when granting approval of restructuring transactions. See, e.g., KU Energy Corp., 50 SEC Docket at 299-300; CIPSCO Inc., 47 SEC Docket at 180-81. In addition, as discussed above, Boston Edison would continue to be regulated under the state utility laws of Massachusetts and the Massachusetts DPU has the authority to insure that the unregulated affiliates of Boston Edison would not become detrimental to the operations of the utility. For example, pursuant to such laws, the Massachusetts DPU may disallow, for ratemaking purposes, any excessive costs shifted to the utility from non-regulated companies or the value of any property improperly acquired by the utility.

Item 4.  Regulatory Approval.

          The Restructuring will require the approval of the Massachusetts DPU. A copy of the Application to the Massachusetts DPU is filed as Exhibit D-1 hereto and a copy of the Massachusetts DPU's determination pursuant thereto will be filed by amendment as exhibit D-2 hereto. The proposed restructuring also must be approved by the FERC and the NRC before the Merger can be consummated. A copy of the application to the FERC is filed as Exhibit D-3 hereto, and a copy of the FERC's determination thereto will be filed as Exhibit D-4 by amendment hereto. A copy of the application to the NRC is filed as Exhibit D-5 hereto, and a copy of the NRC's determination thereto will be filed as Exhibit D-6 by amendment hereto.

Item 5.  Procedure.

          Both Holding Company and Boston Edison respectfully request the Commission to issue and publish promptly the requisite notice under Rule 23 with respect to the filing of this application, to provide for the filing of comments in a time frame that permits the Commission to enter an order granting and permitting this application to become effective on or before December 31, 1997. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H-1.

          Holding Company and Boston Edison do not believe that there should be a recommended decision by a hearing officer or any other responsible officer of the Commission or that there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Holding Company and Boston Edison request that the Commission's order become effective immediately upon the entry thereof. Holding Company and Boston Edison both consent to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

Item 6.  Exhibits and Financial Statements.

          Financial statements of Holding Company are not included because it has no assets and has not engaged in any business operations. Pro forma financial statements of Boston Edison are not included because the Restructuring will have no material effect on the financial statements of the company.

NO.       DESCRIPTION                            METHOD OF FILING

A-1      Amended and Restated Declaration of     Filed herewith
         Trust of Holding Company

A-2      Bylaws of Holding Company               Filed herewith

A-3      Restated Articles of Organization       Incorporated herein by
         of Boston Edison                        reference to Exhibit 3.1 to
                                                 Boston Edison's Form 10-Q
                                                 Report for the quarter ended
                                                 June 30, 1994


A-4      Boston Edison Bylaws April 19, 1977,    Incorporated herein by
         as amended January 22, 1987,            reference to Exhibit 3.1
         January 28, 1988, May 24, 1988 and      to Boston Edison's Form 10-Q
         November 22, 1989                       Report for the quarter ended
                                                 June 30, 1990

B-1      Agreement and Plan of Merger            Filed herewith

C-1      Form S-4 Registration Statement of      Incorporated herein by
         BEC Energy, excluding all exhibits      reference to Holding Company's
         and consents                            Form S-4 Registration
                                                 statement filed March 17,
                                                 1997, declared effective as of
                                                 March 24, 1997 (Registration
                                                 Number 333-23439)

C-2      Prospectus and Proxy Statement               Included in the Form S-4
                                                 Registration Statement
                                                 incorporated by reference as
                                                 Exhibit C-1

D-1      Application to the DPU                  Filed herewith

D-2      Determination of the DPU                To be filed by Amendment

D-3      Application to the FERC                 Filed herewith

D-4      Determination of the FERC               To be filed by Amendment

D-5      Application to the NRC                  Filed herewith

D-6      Determination of the NRC                To be filed by Amendment

E-1      Map showing service area of             Filed herewith (filed in paper
         Boston Edison                           form under Form SE pursuant to
                                                 Instruction E to Form U-1
                                                 Instructions to Exhibits)

F-1      Preliminary opinion of counsel          Filed herewith

F-2      "Past-tense" opinion of counsel         To be filed by amendment

G-1      Consolidated Balance Sheet of Boston    Incorporated by reference to
         Edison as of December 31, 1996 and      Boston Edison's Form 10-K
         Consolidated Statements of Income       Report for the fiscal year
         and Cash Flows for the three fiscal     ended December 31, 1996
         years ended December 31, 1996

G-2      Consolidated Balance Sheet of Boston    Filed herewith
         Edison (unaudited) as of March 31,
         1997 and Consolidated Statements
         of Income and Cash Flows of Boston
         Edison (unaudited) for the twelve
         months ended March 31, 1997.

G-3      Financial Data Schedules                Filed herewith

G-4      Form U-3A-2, "Statement of Holding      Incorporated herein by
         Company Claiming Exemption under Rule   reference to the Form U-3A-2
         U-3A-2 from the Provisions of the       dated February 27, 1997 filed
         Public Utility Holding Company Act      by Boston Edison(File No. 1-
         of 1935," dated February 27, 1997,      2301)
         filed by Boston Edison
         (File No. 1-2301)

H-1      Form of Notice                          Filed herewith

Item 7.  Information as to Environmental Effects.

                 Holding Company and Boston Edison do not believe that the

Restructuring would involve a "major federal action" nor would it "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. The only federal actions related to the Restructuring pertain to the Commission's declaration of the effectiveness of the Registration Statement and the Commission's approval of this application and granting of the exemptions requested herein. The Restructuring would not result in changes in the operations of Boston Edison that would have any impact on the environment.
No Federal agency has prepared or is preparing an environmental impact statement with respect to the Restructuring.

                                      SIGNATURES

                 Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                             BEC ENERGY
Date:  June 23, 1997         By: /s/ JAMES J. JUDGE
                             James J. Judge, Senior Vice
                             President and Treasurer
                             (Signature and printed name
                             and title of signing officer)


                             BOSTON EDISON COMPANY

Date:  June 23, 1997         By: /s/ JAMES J. JUDGE
                             James J. Judge, Senior Vice
                             President and Treasurer
                             (Signature and printed name
                             and title of signing officer)

                                    EXHIBIT INDEX


NO.  DESCRIPTION                                 DESIGNATIONS (IF ANY)

A-1 Amended and Restated Declaration of Trust of Holding Company

A-2 Bylaws of Holding Company

B-1 Agreement and Plan of Merger

D-1 Application to the DPU

D-3 Application to the FERC

D-5 Application to the NRC

E-1 Map showing service area of Boston Edison    P

F-1 Preliminary opinion of Counsel

G-2 Consolidated Balance Sheet of Boston Edison
    (unaudited) as of March 31, 1997 and
    Consolidated Statements of Income and
    Cash Flows of Boston Edison (unaudited)
    for the twelve months ended March 31, 1997

G-3 Financial Data Schedules

H-1 Form of Notice